Exhibit(a)(5)(xvi)

Viston United Swiss AG Extends All-Cash Offer to Acquire Petroteq Energy Inc.

and Provides Update on Other Matters

•        Time for acceptance of the Offer has been extended to September 9, 2022

•        Due diligence for SEC Order Condition is ongoing

•        Amendments to Financing Agreement have been updated and clarified

TORONTO, July 22, 2022 – Viston United Swiss AG (“Viston”), together with its indirect, wholly-owned subsidiary, 2869889 Ontario Inc. (the “Offeror”) today announced that it is extending the time for acceptance of the Offeror’s all-cash offer (the “Offer”) to acquire all of the issued and outstanding common shares (“Common Shares”) of Petroteq Energy Inc. (“Petroteq”) (TSX-V: PQE; OTC: PQEFF; FSE: PQCF) to 5:00 p.m. (Toronto time) on September 9, 2022 (the “Expiry Time”). The Offeror will mail a notice of extension dated July 22, 2022 (the “Fifth Notice of Extension”) to the registered shareholders of Petroteq and will file the Fifth Notice of Extension on Petroteq’s SEDAR profile at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Fifth Notice of Extension

The Offeror will mail and file the Fifth Notice of Extension to the registered shareholders of Petroteq extending the time for acceptance of the Offer to 5:00 p.m. (Toronto time) on September 9, 2022, in order to allow additional time for the Offeror to obtain the CFIUS Clearance (as defined below) and to allow the Offeror time to assess the implications of the SEC Order (as defined below) and review information and documents from Petroteq relating thereto, in connection with the Offeror’s conditions to the Offer.

If any of the conditions to the Offer have not been satisfied by the Expiry Time (including in particular, if the CFIUS Clearance has not been obtained by the Expiry Time or if the SEC Order Conditions (as defined below) have not been satisfied by the Expiry Time), the Offeror may extend the Offer through one or more extensions until the date on which the conditions to the Offer have been satisfied or the Offeror may withdraw the Offer.

Except for the extension of the Offer as described above, all other terms and conditions of the Offer continue to remain in effect and unchanged.

CFIUS Clearance

On May 16, 2022, the Offeror and Petroteq formally submitted to the Committee on Foreign Investment in the United States (“CFIUS”) a voluntary notice (the “Notice”) in connection with the transactions contemplated by the Offer. The purpose of the Notice was to obtain a clearance by CFIUS in respect of the Offeror’s acquisition of Common Shares pursuant to the Offer and the subsequent second-step acquisition, if any, by the Offeror of any Common Shares not acquired by it in the Offer (the “Transactions”), as reflected in: (i) a written notice from CFIUS that the Transactions do not constitute a “covered transaction” under relevant government regulations, (ii) a written notice from CFIUS that it has completed its assessment, review, or investigation of the Transactions and has concluded all action under Section 721 of the U.S. Defense Production Act of 1950, as amended (the “DPA”), or (iii) an announcement by the President of the United States, made within the period required by the DPA, of a decision not to take any action to suspend or prohibit the Transactions (each of (i), (ii), or (iii) being a “CFIUS Clearance”).

On May 24, 2022, the United States Department of the Treasury notified the Offeror and Petroteq that the Notice had been accepted by CFIUS for review, that the 45-day notice review period had commenced on May 24, 2022 and that the review would conclude no later than July 7, 2022.

On July 7, 2022, the United States Department of the Treasury notified both the Offeror and Petroteq that CFIUS would be undertaking an investigation of the Transactions pursuant to Section 721(b)(2) of the DPA and that the investigation will be completed no later than August 22, 2022. On July 8, 2022, Viston and the Offeror issued a news release regarding such notification and advising that Viston and the Offeror at that time intended to extend the Offer to a date after August 22, 2022 in order to allow additional time for the satisfaction of all of the conditions to the Offer.

Due Diligence for SEC Order Condition Ongoing

On June 13, 2022, the United States Securities and Exchange Commission (the “SEC”) issued an Order Instituting Cease-and-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933 and Section 21C of the Securities Exchange Act of 1934, Making Findings and Imposing a Cease-and-Desist Order and Notice of Hearing (the “SEC Order”) against Petroteq and Aleksandr Blyumkin, as respondents. Given the seriousness of the SEC Order and the limited time to assess the implications of it before the June 17, 2022 expiry date, in connection with the extension of that expiry date the Offeror determined to vary the Offer to add new conditions in subsections (o) and (p) of Section 4 of the Offer (the “SEC Order Conditions”). In its June 22, 2022 news release, Petroteq expressed its willingness to provide Viston with (non-privileged) information to assist Viston in its due diligence with respect to the SEC Order. This was confirmed by representatives of Petroteq during a video conference call with representatives of the Offeror later that day. Counsel to Viston and the Offeror circulated an initial due diligence request list to Petroteq’s counsel on June 24, 2022 and additional questions on June 27, 2022. On July 15, 2022, Petroteq’s counsel confirmed that it was working on providing information and documents responsive to Viston and the Offeror’s due diligence questions and, on July 18, 2022, Petroteq’s counsel provided counsel to Viston and the Offeror with initial access to certain documents and files in connection therewith. Viston and the Offeror and its counsel are in the process of reviewing those initial documents and files in connection with the SEC Order Conditions and are expecting further information to be provided by Petroteq. The Offeror may have additional due diligence questions arising from its review of the documents, files and information provided by (or to be provided by) Petroteq, which may require the furnishing of additional documents, files and information for further review by the Offeror and its counsel prior to a determination being made by the Offeror as to the satisfaction of (or failure to satisfy) the SEC Order Conditions.

Update and Clarification on Amendments to Financing Agreement

On June 16, 2022, Viston, as borrower, Mr. Zbigniew Roch (the “Guarantor”), as guarantor and Uniexpress Investment Holding PLC (the “Lender”), as lender, entered into a first amending agreement (the “First Amending Agreement”) to the binding long-term debt financing agreement dated October 22, 2021 (the “Financing Agreement”) to increase the amount available to Viston under the term loan under the Financing Agreement from EUR 420 million to EUR 450 million. A copy of the First Amending Agreement was filed as an Exhibit to the Schedule TO filed with the SEC on June 17, 2022.

Due to changes to the exchange rate between the Euro and Canadian dollars since the date of the Fourth Notice of Variation and Extension (on July 21, 2022, the daily average exchange rate published by the Bank of Canada for Euros was EUR1.00 = $1.3151 as compared to EUR1.00 = $1.3594 on June 16, 2022), the Borrower and the Lender have amended and restated the first amending agreement dated June 16, 2022 (the “Amended and Restated First Amending Agreement”) to increase the amount available to the Borrower under the term loan from EUR450 million to EUR465 million. A copy of the Amended and Restated First Amending Agreement, including an updated and correct debt payment schedule attached as Appendix II, will be filed as an Exhibit to the Schedule TO filed with the SEC and will be available at www.sec.gov.

On June 29, 2022, Viston, the Guarantor and the Lender entered into a second amending agreement (the “Second Amending Agreement”) to the Financing Agreement. Pursuant to the terms of the Second Amending Agreement, the Lender and Viston had agreed to amend the Financing Agreement to remove the obligation of the Guarantor to personally guarantee the obligations of Viston under the Financing Agreement, and in replacement thereof, the Guarantor and the Lender had agreed to put in place a surety insurance bond (the “Insurance Bond”) in form and substance acceptable to the Lender. A copy of the Second Amending Agreement was filed as an Exhibit to the Schedule TO filed with the SEC on July 6, 2022.

Based on inquiries, including from Petroteq’s counsel on July 19, 2022, it has come to the attention of Viston that the effective date of the Second Amending Agreement and the Insurance Bond require clarification. The Second Amending Agreement expressly states that it becomes effective on the date on which the Lender has received and is satisfied that the Insurance Bond has become fully effective and binding, the Lender has received an executed copy of the insurance certificate in the form appended to the Second Amending Agreement and the Lender has received confirmation of the initial premium payment having been made. Viston expects this to occur when the proceeds to be advanced under the term loan under the Financing Agreement are first drawn down by Viston, with the initial premium for the Insurance Bond being paid at that time. Viston has been advised by the Lender that the Annex to the Second Amending Agreement was intended to express the intent of the Lender’s insurer in issuing the Insurance Bond, on the one hand, to the Lender, as insured, on the other hand. Viston has been advised that the Annex was provided by the Lender’s insurer to the Lender who, in agreeing to relieve the Guarantor of his personal guarantee of Viston’s obligations to repay the term loan under the Financing Agreement, will be the insured under the Insurance Bond. An executed copy of the insurance certificate has not been issued by the insurer and is not expected to be issued until Viston is ready to draw down under the term loan under the Financing Agreement, at which time the Guarantor will be relieved of his obligations to personally guarantee the obligations of Viston under the Financing Agreement. An amended and restated copy of the Second Amending Agreement clarifying these matters will be filed as an Exhibit to the Schedule TO filed with the SEC and will be available at www.sec.gov.

Common Shares Tendered to Offer

Kingsdale Advisors, the Depositary and Information Agent for the Offer, has advised the Offeror that, as of 5:00 p.m. (Toronto time) on July 21, 2022, approximately 577,983,746 Common Shares had been validly tendered to the Offer and had not been validly withdrawn. Based on Viston’s understanding of the share capitalization of Petroteq1, the tendered Common Shares represent approximately 74.32% of the currently issued and outstanding Common Shares, and approximately 73.59% of the Common Shares, measured on a fully diluted basis.2

Holders of Common Shares who have previously validly tendered and not withdrawn their shares do not need to re-tender their Common Shares or take any other action in response to the extension of the Offer.

Summary of Offer Details

Viston reminds Shareholders of the following key terms and conditions of the Offer:

•

Shareholders will receive C$0.74 in cash for each Common Share. The Offer represents a significant premium of approximately 279% based on the closing price of C$0.195 per Common Share on the TSX-V on August 6, 2021, being the last trading day prior to the issuance of a cease trade order by the Ontario Securities Commission at which time the TSX-V halted trading in the Common Shares. The Offer also represents a premium of approximately 1,032% to the volume weighted average trading price of C$0.065 per Common Share on the TSX-V for the 52-weeks preceding the German voluntary public purchase offer in April 2021.

•	The Offer is expressed in Canadian dollars but Shareholders may elect to receive their consideration in the U.S. dollar equivalent amount.

[1]

According to a certificate of issued and outstanding Common Shares dated July 18, 2022 prepared by Petroteq’s transfer agent, Computershare, and provided to Viston by Petroteq’s Canadian legal counsel on July 18, 2022, there were 777,707,791 Common Shares issued and outstanding as of July 15, 2022.

[2]

According to information provided to Viston by Petroteq’s Canadian legal counsel on July 18, 2022, as of July 15, 2022 there were 785,425,968 Common Shares outstanding on a fully diluted basis. This does not include the 20,853,655 Common Shares issuable in connection with Petroteq’s previously announced Private Placement. If that Private Placement closes there will be 806,279,623 Common Shares outstanding on a fully diluted basis (meaning the tendered Common Shares would represent approximately 71.69% of the Common Shares, measured on a fully diluted basis).

•	The Offer is open for acceptance until 5:00 p.m. (Toronto time) on September 9, 2022, unless the Offer is extended or withdrawn by the Offeror in accordance with its terms.

•

Registered Shareholders may tender by sending their completed Letter of Transmittal, share certificates or DRS statements and any other required documents to Kingsdale, as Depositary and Information Agent. Registered Shareholders are encouraged to contact Kingsdale promptly to receive guidance on the requirements and assistance with tendering.

•	Beneficial Shareholders should provide tender instructions and currency elections to their financial intermediary. Beneficial Shareholders may also contact Kingsdale for assistance.

•

The Offer is subject to specified conditions being satisfied or waived by the Offeror. These conditions include, without limitation: the Canadian statutory minimum tender condition of at least 50% +1 of the outstanding Common Shares being validly deposited under the Offer and not withdrawn (this condition cannot be waived); at least 50% +1 of the outstanding Common Shares on a fully diluted basis being validly deposited under the Offer and not withdrawn; the Offeror having determined, in its reasonable judgment, that no Material Adverse Effect exists; the SEC Order Conditions; and receipt of all necessary regulatory approvals. Assuming that the statutory minimum tender condition is met and all other conditions are met or waived, the Depositary will pay Shareholders promptly following the public announcement of take-up and pay.

For More Information and How to Tender Shares to the Offer

Shareholders who hold Common Shares through a broker or intermediary should promptly contact them directly and provide their instructions to tender to the Offer, including any U.S. dollar currency election. Taking no action and not accepting the Offer comes with significant risks of shareholder dilution and constrained share prices. The deadline for Shareholders to tender their shares is 5:00 p.m. (Toronto time) on September 9, 2022.

For assistance or to ask any questions, Shareholders should visit www.petroteqoffer.com or contact Kingsdale Advisors, the Information Agent and Depositary in connection with the Offer, within North America toll-free at 1-866-581-1024, outside North America at 1-416-867-2272 or by e-mail at contactus@kingsdaleadvisors.com.

Advisors

The Offeror has engaged Gowling WLG (Canada) LLP to advise on certain Canadian legal matters and Dorsey & Whitney LLP to advise on certain U.S. legal matters. Kingsdale Advisors is acting as Information Agent and Depositary.

About the Offeror

The Offeror is an indirect, wholly-owned subsidiary of Viston, a Swiss company limited by shares (AG) established in 2008 under the laws of Switzerland. The Offeror was established on September 28, 2021 under the laws of the Province of Ontario. The Offeror’s registered office is located at 100 King Street West, Suite 1600, 1 First Canadian Place, Toronto, Ontario, Canada M5X 1G5. The registered and head office of Viston is located at Haggenstreet 9, 9014 St. Gallen, Switzerland.

Viston was created to invest in renewable energies and clean technologies, as well as in the environmental protection industry. Viston aims to foster innovative technologies, environmentally-friendly and clean fossil fuels and to help shape the future of energy. Since October 2008, Viston has undertaken its research, development and transfer initiatives in Saint Gallen, Switzerland. Viston has been working to optimize and adapt these technologies to current market requirements to create well-engineered products. Viston’s work also includes the determination of technical and economic risks, as well as the search for financing opportunities.

Caution Regarding Forward-Looking Statements

Certain statements contained in this news release contain “forward-looking information” and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as “plans”, “expects”, “intends”, “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements relating to a further variation of and/or extension of the time for acceptance of the Offer; the expectations regarding the process for, and timing of, obtaining regulatory approvals; statements relating to the Insurance Bond; expectations relating to the Offer; estimations regarding the issued and outstanding Common Shares, including as measured on a fully-diluted basis; and the satisfaction or waiver of the conditions to consummate the Offer (including without limitation the SEC Order Conditions).

Although the Offeror and Viston believe that the expectations reflected in such forward-looking information are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking information, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results, performance or achievements of the Offeror or the completion of the Offer to differ materially from any future results, performance or achievements expressed or implied by such forward-looking information include, among other things, the availability of the Insurance Bond, the ultimate outcome of any possible transaction between Viston and Petroteq, including the possibility that Petroteq will not accept a transaction with Viston or enter into discussions regarding a possible transaction, actions taken by Petroteq, actions taken by security holders of Petroteq in respect of the Offer, that the conditions of the Offer may not be satisfied or waived by Viston at the expiry of the Offer period, the ability of the Offeror to acquire 100% of the Common Shares through the Offer, the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, including any necessary shareholder approvals, potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Offer transaction or any subsequent transaction, competitive responses to the announcement or completion of the Offer, unexpected costs, liabilities, charges or expenses resulting from the proposed transaction, exchange rate risk related to the financing arrangements, litigation relating to the proposed transaction, the inability to engage or retain key personnel, any changes in general economic and/or industry-specific conditions, industry risk, risks inherent in the running of the business of the Offeror or its affiliates, legislative or regulatory changes, Petroteq’s structure and its tax treatment, competition in the oil & gas industry, obtaining necessary approvals, financial leverage for additional funding requirements, capital requirements for growth, interest rates, dependence on skilled staff, labour disruptions, geographical concentration, credit risk, liquidity risk, changes in capital or securities markets and that there are no inaccuracies or material omissions in Petroteq’s publicly available information, and that Petroteq has not disclosed events which may have occurred or which may affect the significance or accuracy of such information. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Offeror’s forward-looking information. Other unknown and unpredictable factors could also impact its results. Many of these risks and uncertainties relate to factors beyond the Offeror’s ability to control or estimate precisely. Consequently, there can be no assurance that the actual results or developments anticipated by the Offeror will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Offeror, its future results and performance.

Forward-looking information in this news release is based on the Offeror and Viston’s beliefs and opinions at the time the information is given, and there should be no expectation that this forward-looking information will be updated or supplemented as a result of new information, estimates or opinions, future events or results or otherwise, and each of the Offeror and Viston disavows and disclaims any obligation to do so except as required by applicable Law. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of the Offeror or any of its affiliates or Petroteq.

Unless otherwise indicated, the information concerning Petroteq contained herein has been taken from or is based upon Petroteq’s and other publicly available documents and records on file with the Securities Regulatory Authorities and other public sources at the time of the Offer. Although the Offeror and Viston have no knowledge that would indicate that any statements contained herein relating to Petroteq, taken from or based on such documents and records are untrue or incomplete, neither the Offeror, Viston nor any of their respective officers or directors assumes any responsibility for the accuracy or completeness of such information, or for any failure by Petroteq to disclose events or facts that may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to the Offeror and Viston.

Additional Information

This news release relates to a tender offer which Viston, through the Offeror, has made to Shareholders. The Offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase and Circular, the Notice of Variation and Extension dated February 1, 2022, the Second Notice of Extension dated February 24, 2022, the Third Notice of Extension dated April 14, 2022, the Fourth Notice of Variation and Extension dated June 17, 2022 and the Fifth Notice of Extension, the letter of transmittal and other related offer documents) initially filed by Viston on October 25, 2021, as subsequently amended. These materials, as may be amended from time to time, contain important information, including the terms and conditions of the Offer. Subject to future developments, Viston (and, if applicable, Petroteq) may file additional documents with the Securities and Exchange Commission (the “SEC”). This press release is not a substitute for any tender offer statement, recommendation statement or other document Viston and/or Petroteq may file with the SEC in connection with the proposed transaction.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. Investors and security holders of Petroteq are urged to read the tender offer statement (including the Offer to Purchase and Circular, the Notice of Variation and Extension dated February 1, 2022, the Second Notice of Extension dated February 24, 2022, the Third Notice of Extension dated April 14, 2022, the Fourth Notice of Variation and Extension dated June 17, 2022 and the Fifth Notice of Extension, the letter of transmittal and other related offer documents) and any other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any investors and security holders may obtain free copies of these documents (if and when available) and other documents filed with the SEC by Viston through the web site maintained by the SEC at www.sec.gov or by contacting Kingsdale Advisors, the Information Agent and Depositary in connection with the offer, within North America toll-free at 1-866-581-1024, outside North America at 1-416-867-2272 or by e-mail at contactus@kingsdaleadvisors.com.

For More Information

Media inquiries:

Hyunjoo Kim

Vice President, Strategic Communications and Marketing

Kingsdale Advisors,

Direct: 416-867-2357

hkim@kingsdaleadvisors.com

For assistance in depositing Petroteq Common Shares to the Offer, please contact:

Kingsdale Advisors

130 King Street West, Suite 2950

Toronto, ON M5X 1E2

North American Toll Free: 1-866-581-1024

Outside North America: 1-416-867-2272

Email: contactus@kingsdaleadvisors.com

www.petroteqoffer.com